AGREEMENT

This Agreement (the “Agreement”) is made and entered into this 25th day of April, 2008, by and among Global Services Partners Acquisition Corp., a Delaware corporation (“GSPACGSPAC”), SouthPeak Interactive, L.L.C., a Virginia limited liability company (the “Company”), and the Members of the Company set forth on Schedule I attached hereto (the “Members”).

WHEREAS, the Members own all of the membership interests of the Company (the “Membership Interests”); and

WHEREAS, the Company and the Members have proposed to GSPAC that GSPAC acquire the Membership Interests;

WHEREAS, GSPAC is willing to acquire the Membership Interests upon and subject to the conditions set forth in this Agreement (the “Acquisition”);

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
ISSUANCE OF SHARES; CALL RIGHT

1.1  Initial Issuance; Call Right. In order to facilitate the consummation of the Acquisition, on the date hereof, GSPAC shall issue to Terry Phillips, a Member (“Phillips”), 1,000,000 shares of Common Stock (the “Initial Shares”) as an advance towards the consideration to be paid by GSPAC for the Membership Interests. The issuance of the Initial Shares is in consideration for the extension of the exclusive relationship between the Company and GSPAC set forth herein. If the consummation of the Acquisition has not occurred by the close of business on May 15, 2008 (subject to the unilateral right of the Company to extend such date to May 30, 2008), the Initial Shares shall immediately be cancelled with no further action on the part of Terry Phillips and shall revert to the status of authorized and unissued shares of common stock of GSPAC.

1.2  Restricted Shares. The Initial Shares shall be non-transferable until the Acquisition is consummated and shall be “restricted shares” GSPAC shall have the right to place appropriate restrictive legends on the certificates representing the Initial Shares.

ARTICLE II
THE ACQUISITION

2.1  Certain Terms of the Acquisition.The definitive agreements for the Acquisition shall include customary terms and provisions and shall also include the following specific terms and conditions:

(a)  Subsequent to the date of this Agreement but prior to (or concurrently with) the consummation of the Acquisition (the “Closing”), GSPAC and/or the Company shall have received new unrestricted financing of at least $5 million in total gross proceeds.

(b)  The acquisition shall have been consummated by May 31, 2008.

(c)  The total purchase price to be paid by GSPAC for the Membership Interests shall not include any cash consideration and shall be in the form of common stock having a fair value of no more than $35,000,000 in the aggregate.

(d)  GSPAC shall have obtained 12 months of directors’ and officers’ liability insurance and 12 months of “tail” coverage for any departing directors and officers of GSPAC.

(e)  All of GSPAC’s known outstanding liabilities due as of the Closing shall have been paid in full or, if not yet due, adequate provision shall have been made for the same.

(f)  The definitive agreements for the Acquisition shall have been approved by Board of Directors of GSPAC, which shall have determined that the terms of the Acquisition are fair to and in the best interests of the public stockholders of GSPAC (it being understood that the terms set forth herein are deemed to be fair), and by the stockholders of GSPAC (which approval may be made pursuant to a written consent of stockholders) to the extent such approval is necessary to enable the Acquisition to occur..

(g)  GSPAC, the Company and the Members shall, in connection with the Acquisition, have complied with all applicable provisions of Delaware corporate law and federal securities laws.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1  GSPAC, on the one hand, and the Company and the Members, on the other hand, hereby represent and warrant to the other as follows:

(a) If such party is not an individual, it is either a corporatio

n or limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite limited liability company or corporate power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted.

(b)  Such party has all necessary power, capacity and authority to execute and deliver this Agreement and to perform its, his or her obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by such party of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company or corporate action. Such party has duly and validly executed and delivered this Agreement, and assuming the due authorization, execution and delivery thereof by the other parties hereto, this Agreement constitutes the legal and binding obligation of such party, enforceable against such party in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.2  Phillips represents that he is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended.:

ARTICLE IV
CONDITION PRECEDENT TO THE EFFECTIVENESS OF THIS AGREEMENT

4.1  The effectiveness of this Agreement is subject to the satisfaction of the following conditions, none of which may be waived or modified:

(a)  The Initial Shares shall have been issued and delivered to Phillips in accordance with the terms and conditions of this Agreement.

(b)  GSPAC shall have in effect policies of insurance described in Section 2.1(d) of this Agreement providing coverage through at least May 30, 2008.

(c)  GSPAC and HCFP/Brenner Securities LLC shall have executed and delivered on the date hereof a letter or letters modifying, in the manner described in Schedule 4.1 hereto, the “Insider Letters” that were executed by all of the persons who were securityholders of GSPAC prior to the completion of its initial public offering or who were directors or officers of GSPAC on or prior to the date hereof.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1  Confidential Information; Non-Solicitation or Negotiation.

(a)  Confidential Information. Except in connection with any dispute between the parties and subject to any obligation to comply with (i) any applicable law, (ii) any rule or regulation of any governmental entity or securities exchange, or (iii) any subpoena or other legal process to make information available to the persons entitled thereto, whether or not the transactions contemplated herein shall be concluded, all information obtained by any party about any other, and all of the terms and conditions of this Agreement, shall be kept in confidence by each party, and each party shall cause its Members, stockholders, directors, officers, managers, employees, agents and attorneys to hold such information confidential. Such confidentiality shall be maintained until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge; provided, however, that the foregoing shall not apply to any information obtained by a party through its own independent investigations of the other party or received by a party from a source not known by such party to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the other party, nor to any information obtained by a party which is generally known to others engaged in the trade or business of such party. In the event a party to this Agreement becomes legally compelled to disclose any such information, it shall promptly provide the others with written notice of such requirement so that the other parties to this Agreement may seek a protective order or other remedy.

(b)  No Solicitation or Negotiation. From the date hereof until the earliest of the consummation of this Agreement, the termination of this Agreement or May 15, 2008 (unless this Agreement is extended pursuant to its terms in which case such date shall be May 31, 2008), none of the Company, the Members or GSPAC shall, and each such party shall not suffer or permit their respective directors, officers, stockholders, employees, representatives, agents, investment bankers, advisors, accountants or attorneys, to initiate or solicit, directly or indirectly, any inquiries or the making of any offer or proposal that constitutes or would be reasonably expected to lead to a proposal or offer (other than as expressly contemplated by this Agreement) for a stock purchase, asset acquisition, merger, consolidation or other business combination involving any of the Company or GSPAC or any proposal to acquire in any manner a direct or indirect substantial equity interest in, or all or any substantial part of the assets of, Company or GSPAC (an “Alternative Proposal”) from any person and/or entity, or engage in negotiations or discussions relating thereto or accept any Alternative Proposal, or make or authorize any statement, recommendation or solicitation in support of any Alternative Proposal.

5.2  Public Disclosure. GSPAC, the Company and the Members shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby; provided, however that the foregoing shall not prevent any party from making any disclosure or filing required by applicable law.

5.3  Indemnification. All rights to indemnification for acts or omissions occurring through the Closing now existing in favor of the current directors and officers of GSPAC and the Company as provided in the organic documents of GSPAC and the Company or in any indemnification agreements shall survive the Closing and shall continue in full force and effect in accordance with their terms.

5.4  Further Assurances. Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

5.5  Further Assurances. Immediately after the effectiveness of this Agreement, Rahul Prakash and Brian Boyle shall resign from the GSPAC Board of Directors, and at the request of Phillips, two designees of Phillips shall be elected to the Board of Directors of GSPAC.

ARTICLE VI
GENERAL PROVISIONS

6.1  Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the party or parties hereto.

6.2  Amendment; Modification; Waiver. This Agreement may not be amended or modified and none of its provisions may be waived except pursuant to a writing signed on behalf of all of the parties hereto; and provided, further, however, that for any such writing to be effective, it shall have been authorized and approved by a majority of the disinterested members of the Board of Directors of GSPAC.

6.3  Termination. This Agreement shall terminate automatically if the Closing shall not have occurred by May 15, 2008; provided that such date may be unilaterally extended to May 31, 2008 at the option of the Company.

6.4  Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Non-Disclosure Agreement, dated July 2, 2007, by and between GSPAC and the Company, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms.

6.5  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

[Signature Page to Follow]

IN WITNESS WHEREOF, this Membership Interest Purchase Agreement has been duly executed by the parties as of and on the date first above written.

GSPAC: GLOBAL SERVICES PARTNERS ACQUISITION CORP. By: /s/ Rahul C. Prakash Name: Rahul C. Prakash Title: Chief Executive Officer
COMPANY: SOUTHPEAK INTERACTIVE, L.L.C. By: /s/ Terry Phillips Name: Terry Phillips Title: Managing Member
MEMBERS: /s/ Terry Phillips Terry Phillips /s/ Gregory Phillips Gregory Phillips /s/Melanie Mroz Melanie Mroz /s/ Katie Morgan Katie Morgan

SCHEDULE 4.1

MODIFICATIONS TO “INSIDER LETTERS”

Amend or modify the “insider letters” as follows:

a. The following provisions of the “insider letters” shall be effective only so long as the signatory to the “insider letter” is a director or officer of GSPAC: Paragraphs 1 (first sentence) and the entirety of Paragraphs 3, 4, 5 and 6;

b. Delete clause (ii) in first sentence of Paragraph 1.

c. Add the following proviso at the end of Paragraph 1: "; provided, however, that the underlying transaction giving rise to any such loss, liability, claim, etc. shall have occurred while the undersigned was a director of officer of the Company."

d. Delete the first sentence of Paragraph 7.

e. Amend the definition of “Business Combination” in Paragraph 10(i) to add the following at the end thereof: ", which in any such case was approved by the Class B stockholders of the Company on or prior to April 25, 2008;"